UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

THE TIMKEN COMPANY SAVINGS PLAN FOR CERTAIN BARGAINING ASSOCIATES
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Table of Contents
The Timken Company Savings Plan
for Certain Bargaining Associates

Financial Statements and Supplemental Schedules
December 31, 2016 and 2015, and Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Timken Company Savings Plan for
Certain Bargaining Associates
North Canton, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of The Timken Company Savings Plan for Certain Bargaining Associates (the “Plan”) as of December 31, 2016 and 2015 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016. The Plan’s management is responsible for the financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan has adopted the provisions of Financial Accounting Standards Board Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) and Accounting Standards Update 2015-12, Plan Accounting (Part I) Fully Benefit-Responsive Investment Contracts and (Part II) Plan Investment Disclosures - consensuses of the Emerging Issues Task Force. Our opinion is not modified with respect to that matter.

The supplemental information in the accompanying Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule of Assets (Held at End of Year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 26, 2017

The Timken Company Savings Plan
for Certain Bargaining Associates

Statements of Net Assets Available for Benefits

	December 31,
Assets	2016	2015
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$5,516,425	$5,343,929
Receivables:
Contribution receivable from participants	3,015	1,910
Contributions receivable from The Timken Company	869	206
Notes receivable from participants	225,077	197,085
	228,961	199,201

Net assets available for benefits	$5,745,386	$5,543,130

See accompanying Notes to Financial Statements.

The Timken Company Savings Plan
for Certain Bargaining Associates

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Investment income:
Net appreciation from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$410,925
Interest income on notes receivable from participants	9,619
Contributions:
Participants	196,011
The Timken Company	57,805
253,816
Total Additions	674,360

Deductions
Benefits paid directly to participants	471,893
Administrative expenses	211
Total deductions	472,104

Net increase	202,256

Net assets available for benefits:
Beginning of year	5,543,130
End of year	$5,745,386

See accompanying Notes to Financial Statements.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements
December 31, 2016 and 2015, and Year Ended December 31, 2016

1. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was established on February 16, 2003. On February 16, 2003, The Timken Company (Timken) acquired Ingersoll-Rand Company Limited’s Engineered Solutions business, which was comprised of certain operating assets and subsidiaries including The Torrington Company. On July 1, 2013, Timken merged the Timken Gears & Services Savings Plan into the Plan.

General
During 2006, The Timken Company closed its Standard Plant, the full-time hourly employees of which were represented by the United Auto Workers Local 1645. As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company and the Plan will no longer have any new participants or contributions from Local 1645. The Plan is a defined contribution plan which covered full-time hourly employees of Timken who are represented by the United Auto Workers (UAW) Local 864 and the International Association of Machinists (IAM) Local 311. Employees of Timken represented by UAW Local 864 and IAM Local 311 become eligible to participate in the Plan following the earlier of (i) being credited with one year of service or (ii) completion of 60 consecutive days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the provisions of the Plan, UAW Local 864 and IAM Local 311 participants are able to elect to contribute up to 18% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants are also able to contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans. For employees represented by UAW Local 864, Timken matches participant contributions, “Company Matching Contributions,” at an amount equal to 100% on the first 3% of the participant’s eligible earnings. The Plan also provides a "Company Non-elective Contribution," which is a 3% non-elective contribution for all employees represented by UAW 864. The compensation used to determine the Company Matching Contribution and the Company Non-elective Contribution for UAW Local 864 participants is equal to 100% of the employee's base hourly rate for the first forty hours per week plus 50% of overtime earnings.

Upon enrollment, a participant is required to direct his or her contribution in 1% increments to any of the Plan’s investment options. Participants have access to their account information and the ability to make changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet.

Delinquent Participant Contributions
During 2014, the Company failed to transmit certain participant contributions to the Plan in the amount of $985 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company transmitted the delinquent participant contributions to the Plan in 2015 and reimbursed the Plan for lost earnings in the amount of $20 during 2015. The Company reimbursed the Plan for additional lost earnings in an amount that was less than $1 during 2016. The excise taxes related to corrections made in 2015 were paid by the Company in 2016. The excise taxes related to corrections made in 2016 will be made during 2017.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) Timken’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants were immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution portion of their account plus actual earnings thereon is also immediate.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

Notes Receivable from Participants
Participants may borrow from their account related to their participant contributions and rollover contributions with a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans and thirty years for residential loans.

The loans bear interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
Upon termination of service with The Timken Company, participants having a vested account balance greater than $1,000 are given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, or (iii) leaving their vested account balance in the Plan (if vested account balance is greater than $5,000). Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance. Participants with a vested account balance between $1,000 and $5,000 and who do not elect a distribution, are paid in a direct rollover to an individual retirement plan. Participants electing to leave their vested assets in the Plan may do so until age 70- 1/2 after which time the lump-sum option would apply.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Company include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

Plan Termination
Although it has not expressed any interest to do so, Timken has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan's trustee, Great-West Trust Company, LLC (Trustee), shall distribute to each participant the vested balance in their separate account.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Timken Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by The Timken Company.

The Plan’s trustee maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. For each master trust in which a plan holds an interest, ASU 2017-06 requires that a plan's interest in each master trust and any change in the interest in each master trust be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. ASU 2017-06 also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trusts balances in each general type of investments. In addition, ASU 2017-06 requires all plans to disclose (1) their master trust's other asset and liability balances and (2) the dollar amount of the plan's interest in each of those balances. Finally, ASU 2017-06 removes the requirement that the investment disclosures relating to the 401 (h) account assets be provided in the health and welfare benefit plan's financial statements. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early application is permitted. Management is currently evaluating the effect that the provisions of ASU 2017-06 will have on the Plan’s financial statements.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU became effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. The Plan adopted the provisions of Part I and Part II of ASU 2015-12 for the year ended December 31, 2016 and applied the new guidance retrospectively to the year ended December 31, 2015. Part III is not applicable to the Plan.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 became effective for entities (other than public business entities) for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. The Plan adopted the provisions of ASU 2015-07 for the year ended December 31, 2016 and applied the new guidance retrospectively to the year ended December 31, 2015. See Note 4 for the revised disclosures.

Subsequent Events
Management evaluates subsequent events and transactions occurring subsequent to the date of the financial statements that affect recognition or disclosure to the financial statements.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2016 and 2015 was 0.57% and 0.58%, respectively.
The following tables present the values of investments in the Master Trust and the Plan's ownership percentage in each investment fund of the Master Trust:

	December 31, 2016
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$1,057,112	$123,162,985	$—	$—	$124,220,097	0.23%
TimkenSteel Common Stock Fund	16,138	12,597,155	—	—	12,613,293	0.39%
American Funds EuroPacific Growth	—	—	85,739,132	—	85,739,132	0.07%
American Funds Washington Mutual Investors	—	—	31,262,108	—	31,262,108	0.04%
American Beacon Small Cap Value	—	—	19,765,112	—	19,765,112	0.21%
Eagle Small Cap Growth	—	—	12,892,486	—	12,892,486	0.03%
Vanguard Target Retirement Income	—	—	15,232,988	—	15,232,988	7.57%
Vanguard Target Retirement 2015	—	—	37,513,092	—	37,513,092	2.34%
Vanguard Target Retirement 2025	—	—	47,241,018	—	47,241,018	0.58%
Vanguard Target Retirement 2035	—	—	38,321,720	—	38,321,720	0.92%
Vanguard Target Retirement 2045	—	—	17,204,086	—	17,204,086	0.49%
Vanguard Target Retirement 2055	—	—	1,193,095	—	1,193,095	1.05%
Vanguard Target Retirement 2020	—	—	18,873,694	—	18,873,694	2.81%
Vanguard Target Retirement 2030	—	—	11,122,460	—	11,122,460	5.18%
Vanguard Target Retirement 2040	—	—	4,457,108	—	4,457,108	1.31%
Vanguard Target Retirement 2050	—	—	4,391,406	—	4,391,406	2.13%
Vanguard Target Retirement 2060	—	—	1,130,715	—	1,130,715	—%
JPMorgan S&P 500 Index	—	—	—	7,999,949	7,999,949	0.45%
JPMCB Core Bond	—	—	—	93,875,961	93,875,961	0.05%
JPMorgan Equity Index	—	—	—	151,475,263	151,475,263	—%
Nuveen Winslow Large-Cap Growth	—	—	—	47,472,971	47,472,971	0.11%
SSgA Russell 2000-A Index	—	—	—	47,814,673	47,814,673	0.03%
Wells Fargo Stable Return	—	—	—	2,960,616	2,960,616	—%
Wells Fargo Stable Value	—	—	—	130,741,755	130,741,755	0.69%
Net Assets of Master Trust	$1,073,250	$135,760,140	$346,340,220	$482,341,188	$965,514,798	0.57%

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

	December 31, 2015
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$90	$117,471,456	$—	$—	$117,471,546	0.18%
TimkenSteel Common Stock Fund	1	11,517,698	—	—	11,517,699	0.26%
American Funds EuroPacific Growth	—	—	85,746,776	—	85,746,776	0.07%
American Funds Washington Mutual Investors	—	—	26,736,461	—	26,736,461	0.04%
American Beacon Small Cap Value	—	—	16,913,911	—	16,913,911	0.17%
Eagle Small Cap Growth	—	—	12,513,727	—	12,513,727	0.02%
Vanguard Target Retirement Income	—	—	16,855,898	—	16,855,898	6.68%
Vanguard Target Retirement 2015	—	—	43,801,786	—	43,801,786	2.46%
Vanguard Target Retirement 2025	—	—	40,879,722	—	40,879,722	0.61%
Vanguard Target Retirement 2035	—	—	35,885,129	—	35,885,129	0.93%
Vanguard Target Retirement 2045	—	—	15,425,679	—	15,425,679	0.43%
Vanguard Target Retirement 2055	—	—	851,790	—	851,790	1.16%
Vanguard Target Retirement 2020	—	—	17,554,594	—	17,554,594	2.57%
Vanguard Target Retirement 2030	—	—	8,308,521	—	8,308,521	6.13%
Vanguard Target Retirement 2040	—	—	3,726,655	—	3,726,655	1.11%
Vanguard Target Retirement 2050	—	—	3,333,234	—	3,333,234	2.29%
Vanguard Target Retirement 2060	—	—	659,076	—	659,076	—%
JPMorgan S&P 500 Index	—	—	—	7,792,129	7,792,129	0.48%
JPMCB Core Bond Fund	—	—	—	85,675,984	85,675,984	0.06%
JPMorgan Equity Index	—	—	—	143,784,620	143,784,620	—%
Nuveen Winslow Large-Cap Growth	—	—	—	57,191,575	57,191,575	0.10%
SSgA Russell 2000-A Index	—	—	—	43,004,113	43,004,113	0.07%
Wells Fargo Stable Return	—	—	—	3,059,807	3,059,807	—%
Wells Fargo Stable Value	—	—	—	122,359,161	122,359,161	0.71%
Net Assets of Master Trust	$91	$128,989,154	$329,192,959	$462,867,389	$921,049,593	0.58%

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

Changes in net assets for the Master Trust are as follows:

Year Ended December 31, 2016

Net transfers (contributions, transfers and benefit payments for the participating plans)	$(56,884,753)
Net appreciation (depreciation) in fair value of instruments:
Company stock funds	46,429,557
Registered investment companies	15,518,922
Common collective funds	28,633,146
33,696,872

Interest	4,278
Dividends	11,638,836
11,643,114

Total investment gain (net of transfers)	45,339,986
Administrative expenses	(874,781)
Net increase	44,465,205
Net assets:
Beginning of the year	921,049,593
End of the year	$965,514,798

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

4. Fair Value

The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

The following tables present the fair value hierarchy for those investment of the Master Trust measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Assets at Fair Value as of
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Investment, at fair value:
Cash and Cash Equivalents	$—	$1,073,250	$—	$1,073,250

Common Stock	135,760,140	—	—	135,760,140

Registered Investment Companies	346,340,220	—	—	346,340,220

	$482,100,360	$1,073,250	$—	$483,173,610
Investment measured using NAV per share as practical expedient:
Common Collective Funds				482,341,188

Total Assets				$965,514,798

	Assets at Fair Value as of
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Investment, at fair value:
Cash and Cash Equivalents	$—	$91	$—	$91

Common Stock	128,989,154	—	—	128,989,154

Registered Investment Companies	329,192,959	—	—	329,192,959

	$458,182,113	$91	$—	$458,182,204
Investment measured using NAV per share as practical expedient:
Common Collective Funds				462,867,389

Total Assets				$921,049,593

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

The investment strategy for American Funds Washington Mutual Investors is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.
The Timken Company and TimkenSteel Common Stock Funds participate in units and are valued based on the closing price of each company's common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.
The JPMorgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.
The JPMCB Core Bond Fund invests primarily in a diversified portfolio of intermediate and long-term debt securities and is valued using the net asset value per share.
The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.
The Nuveen Winslow Large-Cap Growth Fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share on the active market on which the individual securities are traded.

The Wells Fargo Stable Value Fund primarily invests in security backed investment contracts and is measured using the net asset value per share practical expedient.

The following tables summarize investments measured at fair value using the net asset value (NAVs) per share practical expedient as of December 31, 2016 and 2015, respectively:

December 31, 2016	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$7,999,949	Not applicable	Daily	Trade Day
JPMCB Core Bond	$93,875,961	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$47,814,673	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$151,475,263	Not applicable	Daily	Trade Day + 1 day
Nuveen Winslow Large-Cap Growth	$47,472,971	Not applicable	Daily	Trade Day
Wells Fargo Stable Return	$2,960,616	Not applicable	Daily	Trade Day
Wells Fargo Stable Value	$130,741,755	Not applicable	Daily	Trade Day

December 31, 2015	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$7,792,129	Not applicable	Daily	Trade Day
JPMCB Core Bond	$85,675,984	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$43,004,113	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$143,784,620	Not applicable	Daily	Trade Day + 1 day
Nuveen Winslow Large-Cap Growth	$57,191,575	Not applicable	Daily	Trade Day
Wells Fargo Stable Return	$3,059,807	Not applicable	Daily	Trade Day
Wells Fargo Stable Value	$122,359,161	Not applicable	Daily	Trade Day

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2016	December 31, 2015
Net assets available for benefits per the financial statements	$5,745,386	$5,543,130
Adjustments from fair value to current value	—	4,365
Net assets available for benefits per the Form 5500	$5,745,386	$5,547,495
Certain investments have been adjusted from fair value to current value for purposes of Form 5500 reporting.

The following is a reconciliation of total net increase per the financial statements to total income per the Form 5500 for the year ended December 31, 2016:

December 31, 2016
Total net increase per the financial statements	$202,256
Less: Adjustment from fair value to current value at December 31, 2015	(4,365)
Total net income per the Form 5500	$197,891

6. Risks and Uncertainties
The Master Trust invests in various investment securities in line with participants' investment elections. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status
The Plan has received a determination letter from the IRS dated August 21, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

The Timken Company Savings Plan
for Certain Bargaining Associates
Notes to Financial Statements (continued)

8. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Plan for the year ended December 31, 2016:

Dollars
Purchased	$13,994
Issued to participants for payment of benefits	$13,476
Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Table of Contents

Supplemental Schedules

The Timken Company Savings Plan
For Certain Bargaining Associates

EIN #34-0577130      Plan #022

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$160.40	$—	$160.40	(1)	$—	$—
$844.87	$—	$844.87	(2)	$—	$—

(1)	Represents delinquent participant contributions for various pay periods in 2014.
(2)	Represents delinquent loan repayments for various pay periods in 2014.

The Timken Company Savings Plan
For Certain Bargaining Associates

EIN #34-0577130      Plan #022
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2016

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 5.25% with various maturity dates	$—	$225,077

* Indicates party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS PLAN FOR CERTAIN BARGAINING ASSOCIATES

Date: June 26, 2017	By:	/s/ Shelly M. Chadwick
Shelly M. Chadwick
Vice President - Finance and Chief Accounting Officer
(Principal Accounting Officer)